Exhibit 99.1

Mountain Province Diamonds Production Report for the Third Quarter Ended September 30, 2017 and Results of Eighth Diamond Sale

Shares Issued and Outstanding: 160,245,166
TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Oct. 24, 2017 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces production results for the third quarter ended September 30, 2017 from the Gahcho Kué Diamond Mine ("GK Mine"), as well as the results of its recently completed eighth diamond sale.

Q3 Production Highlights

•	Mining of overburden, waste rock and ore in the 5034 open pit for the third quarter was approximately 8.3 million tonnes, with approximately 695,000 tonnes of ore (100 percent basis) stockpiled at period end.
•	In the third quarter of 2017, the GK Mine treated approximately 823,000 tonnes of ore through the process plant (14% greater than current forecast) and recovered approximately 1,825,000 carats on a 100% basis (19% greater than current forecast) for an average grade of approximately 2.22 carats per tonne. The Company's attributable share of third quarter diamond production was approximately 894,000 carats.

Q3 Production Statistics

	2017 Q3	2017 YTD

Total tonnes mined (100%) (overburden, waste and ore)	8,312,000	24,372,000
Ore tonnes mined (100%)	1,123,000	2,674,000
Ore tonnes processed (100%)	823,000	2,082,000
Carats recovered (100%)	1,825,000	4,306,000
Carats recovered (49% share)	894,000	2,110,000
Recovered grade (carats per tonne)	2.22	2.07

Said David Whittle, the Company's Interim President and Chief Executive Officer, "The recovered grade in the third quarter of 2.22 carats per tonne remains substantially above the 1.62 initially projected for 2017.  Given the continuation of our strong plant performance and favourable grade experience at the GK Mine, we are well on track to meet and exceed our current full-year 2017 production guidance of 2,720,000 tonnes processed and 5,500,000 carats recovered on a 100% basis."

Eighth Diamond Sale Results

The results of the eighth sale, with preceding sale results for comparative context, are summarized as follows:

	2017-Q1 Sales 1-3	2017-Q2 Sales 4-5	2017-Jul Sale 6	2017-Sep Sale 7	2017-Oct Sale 8

Tender Sale Proceeds (USD million)	37.7	33.8	20.9	27.1	21.3
Carats Sold ('000s)	522	370	290	463	353
Value per Carat (USD)[1]	72	91	72	59	60
Normalized Value per Carat (USD)	72	79[2]	87[2]	72[2]	63[2]
[1]	Diamonds sold at individual sale events will not directly reflect run-of-mine production from specific processing periods. The timing of the sale of some goods may be accelerated or deferred for tactical marketing purposes. Realized average value per carat is also impacted by the binary nature of the fancies and specials bidding process within each production split, conducted approximately every five weeks with the Company's joint venture partner, De Beers Canada Inc. The winning party of each fancies and specials bid then markets 100% of those diamonds.
[2]	Normalized to adjust for goods accelerated or deferred, and to include fancies and specials acquired through bid by De Beers Canada Inc.

To more meaningfully relate prices realized at sale events to production results, the Company also provides the following table:

Production Period[3]	Inception to End of Year 2016	Q1 2017	Apr 2017	May 2017	June 2017	July 2017	Aug 2017	Sep 2017	YTD Total 2017

Sale in Which Goods Were Primarily Sold	1 & 2	3 to 5	6	7	7&8	8	n/a2	n/a2
Tonnes Processed (100%) ('000s)	515	492	201	276	289	314	269	241	2,082
Recovered Grade (carats per tonne)	1.64	1.76	2.27	2.09	1.99	2.13	2.32	2.22	2.07
Carats Recovered (100%) ('000s)	847	867	457	579	578	669	622	535	4,306
Carats Recovered (49% share) ('000s)	422	425	224	284	283	328	305	262	2,110
Attributed Value per Tonne in CAD[1]	143	188	225	172	157	160	n/a2	n/a2
[1]	Attributed Value per Tonne has been determined based on realized sale results, with any accelerated or deferred goods adjusted to their period of production, reflecting only the Company's 49% share of all diamonds including fancies and specials.
[2]	Not applicable as goods from this production period have not yet been sold.
[3]	Total figures may differ slightly from the sum of monthly figures due to the effects of rounding.

Tonnes processed in the month of September reflects the impact of a planned five day shut-down in that month for annual maintenance.  This shut-down was incorporated in the determination of production guidance for 2017, and was successfully executed as planned.

Price experience in the eighth sale is consistent with that reported by the industry generally and reflects the seasonally slow period in the rough diamond sector around Jewish and Hindu New Years' holiday periods.  Also, similar to the seventh sale, realized value per carat in the eighth sale reflects the inclusion of significantly fewer fancies and specials than previous sales, as well as a finer size distribution experienced in the summer's production.  Said Reid Mackie, the Company's Vice President Diamond Marketing, "The October tender sale saw our highest levels of competition to date with an average of 11.8 bids per lot and 145 companies attending.  This strong participation reflects continued deepening of Mountain Province's customer base and interest in our diamond offering.  The result is that Mountain Province's sell through rate is one of the highest among major producers, despite recent market corrections and the traditionally slow lead up to the Diwali holiday period."

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine and projected to produce an average of 4.5 million carats a year over a 12 year mine life.

The Gahcho Kué Diamond Mine consists of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the current mine plan.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements

Cautionary Statement:  This news release contains forward-looking statements under applicable Canadian and US securities regulations and legislation in which Mountain Province discusses its potential future performance.  Forward-looking statements are all statements other than statements of historical facts, such as projections or expectations relating to ore grades and processing rates, production and sales volumes, cash costs, operating cash flows, capital expenditures, debt management initiatives, exploration efforts and results, development and production activities and costs, liquidity, tax rates, the impact of diamond price changes, reserve estimates, and future dividend payments.  The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and any similar expressions are intended to identify those assertions as forward-looking statements.  Under its current project finance facility Mountain Province is not permitted to pay dividends on common stock unless and until obligations under the facility have been satisfied.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to restrictions under the Company's project finance facility, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Mountain Province cautions readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements.  Important factors that can cause Mountain Province's actual results to differ materially from those anticipated in the forward-looking statements include supply of and demand for, and prices of, diamonds, mine commissioning, mining sequencing, production rates, cash flow, industry risks, regulatory changes, political risks, labor relations, weather- and climate-related risks, environmental risks and other risk factors.

Investors are cautioned that many of the assumptions upon which Mountain Province's forward-looking statements are based are likely to change after the forward-looking statements are made, including for example diamond prices, which Mountain Province cannot control, and production volumes and costs, some aspects of which Mountain Province may not be able to control.  Further, Mountain Province may make changes to its business plans that could affect its results.  Mountain Province disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/October2017/24/c1387.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario, M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 04:00e 24-OCT-17